 ===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 ---------------
                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                 ---------------
                    SYSTEMS & COMPUTER TECHNOLOGY CORPORATION
                       (Name of Subject Company (Issuer))

                    SYSTEMS & COMPUTER TECHNOLOGY CORPORATION
                        (Name of Filing Person (Offeror))


           OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                    871873105
                      (CUSIP Number Of Class Of Securities)
                            (Underlying Common Stock)
                                 ---------------
                              Richard A. Blumenthal
                                 General Counsel
                    Systems & Computer Technology Corporation
                          Great Valley Corporate Center
                               4 Country View Road
                           Malvern, Pennsylvania 19355
                            Telephone: (610) 647-5930
            (Name, Address and Telephone Number of Person Authorized
        to Receive Notices and Communications on Behalf of Filing Person)
                                 ---------------
                                 with a copy to:

                                Barry M. Abelson
                                Robert A. Friedel
                               Pepper Hamilton LLP
                              3000 Two Logan Square
                        Philadelphia, Pennsylvania 19103
                            Telephone: (215) 981-4000

                                 ---------------

                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------

                  Transaction                     Amount of Filing Fee
                  Valuation*
                                                       $1,068.30
                  $13,205,231
--------------------------------------------------------------------------------

* Calculated solely for the purpose of determining the amount of the filing fee, based upon the purchase of 3,040,271 options at the purchase price applicable to each option. The purchase price for each option is the amount by which $16.50 exceeds the exercise price of the option. This offer relates to the following options with the respective exercise prices set forth below: (i) 56,601 options at $6.75; (ii) 2,000 options at $6.955; (iii) 500 options at $7.00; (iv) 50,000 options at $7.15; (v)
        1,500 options at $7.37; (vi) 15,000 options at $8.125; (vii) 31,539 options at $8.625; (viii) 3,500 options at $8.73; (ix) 44,667 options at $9.25; (x) 12,500 options at $9.65; (xi) 310,000 options at $9.6875;
        (xii) 14,000 options at $9.875; (xiii) 30,934 options at $10.00; (xiv)
        4,000 options at $10.125; (xv) 874,701 options at $10.14; (xvi) 40,000 options at $10.73; (xvii) 7,000 options at $10.95; (xviii) 18,000 options at $11.00; (xix) 1,000 options at $11.24; (xx) 287,820 options at $11.25; (xxi) 253,850 options at $12.29; (xxii) 196,350 options at
        $14.625; (xxiii) 2,000 options at $14.75; (xxiv) 12,500 options at
        $15.19; (xxv) 3,000 options at $15.9375; and (xxvi) 767,309 options at exercise prices greater than or equal to $16.50. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $80.90 per $1,000,000 of the transaction valuation.

[ ] CHECK THE BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-11(A)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

Amount Previously Paid:  ___________________      Filing Party:  _______________
Form or Registration No.:  _________________      Date Filed:  _________________

[ ] CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]    THIRD-PARTY TENDER OFFER SUBJECT TO RULE 14D-1.

[X]    ISSUER TENDER OFFER SUBJECT TO RULE 13E-4.

[ ]    GOING-PRIVATE TRANSACTION SUBJECT TO RULE 13E-3.

[ ]    SCHEDULE 13D UNDER RULE 13D-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

 ===============================================================================

Item 1.  Summary Term Sheet.

                  The information set forth in the Offer to Purchase, dated January 9, 2004 (the "Offer to Purchase"), attached hereto as Exhibit (a)(1), under "Summary Term Sheet" is incorporated herein by reference.

Item 2.  Subject Company Information.

                  (a) Name and Address.

                  The issuer is Systems & Computer Technology Corporation, a Delaware corporation, whose principal executive office is located at Great Valley Corporate Center, 4 Country View Road, Malvern, Pennsylvania 19355. The issuer's telephone number is (610) 647-5930.

                  (b) Securities.

                  The information set forth in the Offer to Purchase under "The Offer - Source and Amount of Funds" is incorporated herein by reference.

                  (c) Trading Market and Price.

                  The information set forth in the Offer to Purchase under "The Offer - Market and Trading Information" is incorporated herein by reference.

Item 3.  Identity and Background of Filing Person.

                  (a) Name and Address.

                  The information set forth under Item 2(a) above is incorporated herein by reference. The information set forth in the Offer to Purchase under "Schedule A - Information Concerning the Directors and Executive Officers of Systems & Computer Technology Corporation" is incorporated herein by reference. The filing person is the subject company.

Item 4.  Terms of the Transaction.

                  (a) Material Terms.

                  The information set forth in the Offer to Purchase under "Summary Term Sheet," "Questions and Answers About the Offer," "The Offer," "The Merger" and "Certain U.S. Federal Income Tax Consequences" is incorporated herein by reference.

                  (b) Purchases.

                  The information set forth in the Offer to Purchase under "The Offer - Interests of Directors and Officers; Transactions and Arrangements Concerning the Eligible Options" is incorporated herein by reference.

Item 5.  Past Contacts, Transactions, Negotiations and Agreements.

                  (a) Agreements Involving the Subject Company's Securities.

                  The information set forth in the Offer to Purchase under "The Offer - Interests of Directors and Officers; Transactions and Arrangements Concerning the Eligible Options" and "The Merger" is incorporated herein by reference.

Item 6.  Purposes of the Transaction and Plans or Proposals.

                  (a) Purposes.

                  The information set forth in the Offer to Purchase under "The Offer - Purpose of the Offer" is incorporated herein by reference.

                  (b) Use of Securities Acquired.

                  The information set forth in the Offer to Purchase under "The Offer - Status of Eligible Options Acquired by Us in the Offer; Accounting Consequences of the Offer" is incorporated herein by reference.

                  (c) Plans.

                  The information set forth in the Offer to Purchase under "Significant Consequences to Non-Tendering Optionholders," "The Offer - Purpose of the Offer" and "The Merger" is incorporated herein by reference.

Item 7.  Source and Amount of Funds or other Consideration.

                  (a) Source of Funds.

                  The information set forth in the Offer to Purchase under "The Offer - Source and Amount of Funds" is incorporated herein by reference.

                  (b) Conditions.

                  Not Applicable.

                  (c) Borrowed Funds.

                  Not Applicable.

Item 8.  Interest in Securities of the Subject Company.

                  (a) Securities Ownership.

                  The information set forth in the Definitive Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on January 8, 2004, as amended, attached hereto as Exhibit (a)(5), under "Security Ownership of Management and Certain Beneficial Owners" is incorporated herein by reference.

                  (b) Securities Transactions.

                  The information set forth in the Offer to Purchase under "The Offer - Interests of Directors and Officers; Transactions and Arrangements Concerning the Eligible Options" is incorporated herein by reference.

Item 9.  Persons/Assets, Retained, Employed, Compensated Or Used.

                  (a) Solicitations or Recommendations.

                  Not applicable.

Item 10. Financial Statements.

                  (a) Financial Information.

                  Not applicable.

                  (b) Pro Forma Information.

                  Not applicable.

Item 11. Additional Information.

                  (a) Agreements, Regulatory Requirements and Legal Proceedings.

                  The information set forth in the Offer to Purchase under "The Offer - Legal Matters and Regulatory Approvals" and "The Merger - Conditions to the Completion of the Merger" is incorporated herein by reference.

                  (b) Other Material Information.

                  The information set forth in the Offer to Purchase under "Significant Consequences to Non-Tendering Optionholders" is incorporated herein by reference.

Item 12. Exhibits.

                  (a) (1) Offer to Purchase, dated January 9, 2004.

                      (2) Form of Election to Tender Eligible Options.

                      (3) Form of letter to optionholders.

                      (4) Form of Notice of Withdrawal.

                     *(5) Issuer's Definitive Proxy Statement on
                          Schedule 14A (filed with the Securities and
                          Exchange Commission on January 8, 2004, as amended, and incorporated herein by reference).

                  (b) Not applicable.

                  (d) Not applicable.

                    *(1)  Systems & Computer Technology
                          Corporation 1990 Employees' Stock Option
                          Plan, as amended (incorporated herein by reference to Exhibit A to the Proxy Statement filed with the Securities and Exchange Commission by Systems & Computer Technology Corporation and dated January 29,
                          1990).

                     *(2) Systems & Computer Technology
                          Corporation 1994 Long-Term Incentive Plan, as amended through November 14, 2000 (incorporated herein by reference to Exhibit
                          4.1 to Form S-8 filed with the Securities and Exchange Commission by Systems & Computer Technology Corporation on December 4, 2003).

                  (g) Not applicable.

                  (h) Not applicable.

_______________________
*  Incorporated by reference.


Item 13.          Information Required by Schedule 13e-3.

                 (a) Not applicable.

                                    SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                            Systems & Computer Technology Corporation

                            /s/ Eric Haskell
                            --------------------------------------------------
                            Executive Vice President, Finance & Administration; Treasurer; and Chief Financial Officer





Date:  January 9, 2004

                                                                 Exhibit (a) (1)

                    SYSTEMS & COMPUTER TECHNOLOGY CORPORATION

                                OFFER TO PURCHASE
                      OPTIONS TO PURCHASE ITS COMMON STOCK

--------------------------------------------------------------------------------

           THIS OFFER WILL EXPIRE AT 5:00 P.M., EASTERN STANDARD TIME,
               ON FEBRUARY 12, 2004, UNLESS THE OFFER IS EXTENDED.

--------------------------------------------------------------------------------

                  Systems & Computer Technology Corporation, ("SCT", "we" or "us"), upon the terms and subject to the conditions set forth in this offer to purchase and the accompanying election form, hereby offers to purchase for cancellation certain outstanding options to purchase shares of our common stock, $.01 par value per share, in exchange for a cash payment, as described below. The offer is limited to outstanding vested and unvested options granted under our 1990 Employees' Stock Option Plan and our 1994 Long-Term Incentive Plan (which we refer to throughout this offer to purchase as "eligible options"). Upon the completion of the offer, (1) each eligible option (whether vested or unvested) that is owned by an optionholder who has elected to participate in this offer and that has not expired or been exercised or withdrawn from the offer will be cancelled and (2) for each of these eligible options (whether vested or unvested) we will pay to the optionholder the amount by which $16.50 exceeds the exercise price of the eligible options, if any, rounded to the nearest whole cent, reduced in each case by any applicable tax withholding. Throughout this offer to purchase, we refer to the excess of $16.50 over the exercise price of an eligible option as that option's "spread."

                  This offer is being made in connection with the proposed merger of SCT with Schoolhouse Acquisition Corp Inc., a wholly owned subsidiary of SunGard Data Systems Inc., pursuant to which each outstanding share of SCT common stock will be converted into the right to receive $16.50 in cash. The consummation of this offer is conditioned upon the completion of the merger. We expect that the offer will be consummated promptly following completion of the merger.

                  This offer is not conditioned on any minimum number of optionholders electing to participate in this offer or on any minimum total number of eligible options being tendered. However, participation in the offer will require an optionholder to tender all of his or her eligible options in the offer, and the offer is further subject to the conditions described in this offer to purchase, including the completion of the merger. See "The Offer - Conditions."

                  Any holder desiring to participate in this offer and tender all of his or her eligible options should complete and sign the election form, or a copy of it, in accordance with the instructions in the form and mail, deliver or send by facsimile transmission the manually signed election form or copy, to the address or facsimile number listed below. See "The Offer - Procedures for Tendering Eligible Options."

                  The board of directors of SCT has approved the merger agreement and recommended approval of the merger agreement to the SCT stockholders. In connection with its approval of the merger agreement, the board of directors of SCT has approved this offer and recommends that you tender your eligible options for cash in this offer. . For a discussion of the significant consequences of your decision not to tender, see "Significant Consequences to Non-Tendering Optionholders."

--------------------------------------------------------------------------------

Completed election forms and questions and requests for assistance or for additional copies of this offer to purchase or the related election form may be directed to Mary Ellen Roth at Systems & Computer Technology Corporation at
(610) 578-5206 (telephone) OR (610) 578-7411 (facsimile).

--------------------------------------------------------------------------------

January 9, 2004

                                    IMPORTANT

                  If you elect to tender your eligible options, you must complete and sign the election form accompanying this offer to purchase in accordance with its instructions, and deliver it (or a facsimile thereof), together with all other documents required by the election form to:

                  Systems & Computer Technology Corporation
                  Great Valley Corporate Center
                  4 Country View Road
                  Malvern, Pennsylvania 19355
                  Attention: Mary Ellen Roth
                  Telephone: (610) 578-5206
                  Facsimile: (610) 578-7411


                  We are not aware of any jurisdiction where the making of the offer is not in compliance with the laws of such jurisdiction. If we become aware of any jurisdiction where the making of the offer would not be in compliance with such laws, we will make a good faith effort to comply with any such laws or seek to have such laws declared inapplicable to the offer. If, after such good faith effort, we cannot comply with any such applicable laws, the offer will not be made to, nor will election forms be accepted from or on behalf of, the holders residing in such jurisdiction.

                  We have not authorized any person to make any recommendation on our behalf as to whether or not you should tender your eligible options pursuant to the offer. You should rely only on the information contained in this document or to which we have referred you. This offer to purchase is dated January 9, 2004. You should not assume that the information contained in this offer to purchase is accurate as of any date other than such date and the mailing of this offer to purchase will not create any implication that the information contained in this offer to purchase is accurate as of any other date. However, if a material change occurs in the information set forth in the offer to purchase, we will promptly notify you of such change. We have not authorized anyone to make any representations in connection with the offer or to provide you with information that is different from or other than the representations and information contained in this offer to purchase or in the related election form. If anyone makes any recommendation or representation to you or gives you any information, you must not rely upon that recommendation, representation or information as having been authorized by us.

                  THE OFFER HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC") OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SEC OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS OFFER TO PURCHASE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                TABLE OF CONTENTS

                                                                                                              PAGE
                                                                                                              ----

SUMMARY TERM SHEET................................................................................................1

QUESTIONS AND ANSWERS ABOUT THE OFFER.............................................................................3

FORWARD LOOKING STATEMENTS........................................................................................7

SIGNIFICANT CONSEQUENCES TO NON-TENDERING OPTIONHOLDERS...........................................................8

THE OFFER.........................................................................................................9
Purpose of the Offer..............................................................................................9
Conditions........................................................................................................9
Procedures for Tendering Eligible Options........................................................................10
Acceptance of and Payment for the Eligible Options...............................................................11
Withdrawal Rights................................................................................................11
Extension, Amendment and Termination of the Offer................................................................12
Source and Amount of Funds.......................................................................................12
Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Eligible Options.....13
Status of Eligible Options Acquired By Us in the Offer; Accounting Consequences of the Offer.....................14
Legal Matters and Regulatory Approvals...........................................................................14
Fees and Expenses................................................................................................14
Appraisal Rights.................................................................................................15
Market and Trading Information...................................................................................15

THE MERGER.......................................................................................................16
General..........................................................................................................16
Conditions to the Completion of the Merger.......................................................................16

CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES.....................................................................18

INFORMATION REGARDING PROXY STATEMENT............................................................................19

AVAILABLE INFORMATION............................................................................................20


                               SUMMARY TERM SHEET

                  This summary term sheet highlights the material terms of the offer but does not contain all of the information that will be important to you. You should read this summary together with the offer to purchase, the election form and the other documents we refer to in this offer to purchase. We are providing this summary of terms for your convenience. It highlights material information in this document, but you should realize that it does not describe all of the details of the offer to the same extent described later in this document. Where helpful, we have included references to the sections of this document where you will find a more complete discussion. All references to "SCT," "us," "we" and "our" refer to Systems & Computer Technology Corporation, a Delaware corporation, having its principal executive offices at Great Valley Corporate Center, 4 Country View Road, Malvern, Pennsylvania 19355 and its principal telephone number of (610) 647-5930.

THE OFFER. You are being offered the opportunity to tender all of your options to purchase our common stock which were granted under our 1990 Employees' Stock Option Plan and our 1994 Long-Term Incentive Plan. We refer to these stock options in this offer to purchase as the "eligible options." If you elect to participate in this offer, all of your eligible options will be cancelled for the payment described below. See "The Offer."

PAYMENT FOR YOUR ELIGIBLE OPTIONS. Unless we terminate the offer prior to the expiration date or the conditions to the offer are not satisfied, upon completion of the offer, in exchange for each eligible option tendered that has not previously expired or been exercised or withdrawn from the offer, we will
(1) cancel the eligible option and (2) pay you the amount by which $16.50 exceeds the exercise price of the eligible option, if any, rounded to the nearest whole cent (also referred to in this offer to purchase as the option's "spread"), reduced in each case by any applicable tax withholding. Any eligible options that you tender with an exercise price of $16.50 or greater have a spread of zero and will be cancelled in the offer with no payment being made to you for those options. See "The Offer."

DURATION OF THE OFFER. The offer will expire at 5:00 p.m., Eastern Standard Time, on February 12, 2004, unless we choose to extend the offer or to terminate the offer before that time. Subject to applicable laws and the terms described in this offer to purchase, we are reserving the right to extend or terminate the offer in our reasonable discretion. See "The Offer."

CONDITIONS OF THE OFFER. This offer is not subject to participation by any minimum number of optionholders in this offer or to any minimum total number of eligible options being tendered. However, participation in the offer will require an optionholder to tender all of his or her eligible options (including those options with an exercise price of $16.50 or greater) in the offer, and the offer is conditioned upon, among other conditions, the completion of the merger. We expect that the offer will be consummated promptly upon completion of the merger. See "The Offer - Conditions" and "The Merger - Conditions to the Completion of the Merger."

CONSEQUENCES OF FAILURE TO TENDER. If you choose not to participate in this offer and not to tender all of your eligible options, they will remain outstanding in accordance with their current terms and conditions. If the merger is consummated, however, SCT will no longer be a public company and its common stock will no longer be traded on Nasdaq. If you retain your eligible options following the merger, you will retain the right to exercise your eligible options to the extent provided by the current terms and conditions of the options, but you will not be entitled to receive the cash payment being made under this offer, which provides payment for eligible options regardless of whether they are unvested. See "Significant Consequences to Non-Tendering Optionholders."

PURPOSE OF THE OFFER. We have entered into a merger agreement with SunGard Data Systems Inc. and Schoolhouse Acquisition Corp. Inc., a wholly owned subsidiary of SunGard Data Systems Inc., pursuant to which SCT will be merged with Schoolhouse Acquisition Corp. Inc. and each outstanding share of SCT common stock will be converted into the right to receive $16.50 in cash. We have agreed in the merger agreement to make this offer to you. We are making this offer in order to provide a means for our optionholders to receive value for their vested and unvested in-the-money stock options in connection with, and upon completion of, the merger. We are also making this offer in order to reduce the number of SCT stock options that will remain outstanding following the merger, because our 1990 Employees' Stock Option Plan and our 1994 Long-Term Incentive Plan do not unilaterally permit us to terminate the eligible options in the context of a transaction like the merger. See "The Offer - Purpose of the Offer."

TREATMENT OF ELIGIBLE OPTIONS OF EXECUTIVE OFFICERS AND DIRECTORS. Our directors and executive officers may participate in the offer with respect to their eligible options, in which event, we will purchase their tendered eligible options on the same terms as any other tendered eligible options. A list of our directors and executive officers is attached to this offer to purchase as Schedule A. As of January 7, 2004, such persons, as a group, beneficially owned a total of 1,033,700 eligible options under the 1990 Employees' Stock Option Plan and the 1994 Long-Term Incentive Plan, which represented approximately 33.95% of all eligible options outstanding as of that date. See "The Offer - Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Eligible Options."

HOW TO PARTICIPATE IN THE OFFER. If you would like to participate in the offer and tender all of your eligible options in the offer, you should complete the election form accompanying this offer to purchase, or a copy of that form, and return it to us, together with any other documents required by the election form, at the address or facsimile number listed on the front sheet of this offer to purchase. In order to participate in the offer, you must properly complete the election form and return it to us before the expiration of the offer. See "The Offer - Procedures for Tendering Eligible Options."

WITHDRAWAL FROM THE OFFER. If you deliver an election form to us and later you would like to withdraw your election form, you must notify us in writing before the expiration of the offer at the address or facsimile number listed on the front sheet of this offer to purchase. A notice of withdrawal must be signed by you and will result in all of your previously tendered eligible options being withdrawn from the offer. Even if you deliver a notice of withdrawal to us, you may still re-tender your eligible options by delivering to us another completed election form prior to the expiration of the offer. See "The Offer - Withdrawal Rights."

TAX CONSEQUENCES OF THE OFFER. If you are subject to U.S. taxes and you elect to participate in this offer and tender your eligible options, upon completion of the offer you will have ordinary compensation income which, if you are an employee or former employee, will be subject to U.S. federal, and possibly state and local, withholding. If you do not elect to participate in this offer, you will not have any current tax consequences as a result of the offer. See "Certain U.S. Federal Income Tax Consequences." WE RECOMMEND THAT YOU CONSULT YOUR OWN TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF THE OFFER.

CONTACT FOR QUESTIONS. If you have any questions about the offer or any of the matters described in this offer to purchase or the election form, you should contact the following person at the address or telephone number indicated below:

                                 Mary Ellen Roth
                    Systems & Computer Technology Corporation
                          Great Valley Corporate Center
                               4 Country View Road
                           Malvern, Pennsylvania 19355
                            Telephone: (610) 578-5206
                            Facsimile: (610) 578-7411

                      QUESTIONS AND ANSWERS ABOUT THE OFFER

         The following questions and answers briefly address some commonly asked questions about the offer. They may not include all the information that is important to you. We urge you to read carefully the entire offer to purchase and election form.

Q:       Who is making the offer?

A:       Systems & Computer Technology Corporation

Q:       Which options are eligible to be tendered for a cash payment?

A: We are offering to purchase for a cash payment all outstanding vested and unvested options to purchase our common stock granted under our 1990 Employees' Stock Option Plan and our 1994 Long-Term Incentive Plan. We refer to these stock options in this offer to purchase as the "eligible options." The offer does not apply to any other options, including those options outstanding under the 1994 Non-Employee Director Stock Option Plan.

         The offer is being made for all eligible options. However, the exercise price of each eligible outstanding option will determine, in part, the amount that we will pay for the eligible option, as described below.

Q:       How much is SCT offering to pay for my eligible options?

A: If you elect to participate in the offer, then unless we terminate the offer prior to the expiration date or the conditions to the offer are not satisfied, upon completion of the offer, in exchange for each of your eligible options (whether vested or unvested) that has not previously expired or been exercised or withdrawn from the offer, we will (1) cancel the eligible option (whether vested or unvested) and
         (2) pay you the amount by which $16.50 exceeds the exercise price of the eligible option, if any, rounded to the nearest whole cent (also referred to in this offer to purchase as the option's "spread"), reduced in each case by any applicable tax withholding. Any eligible options (whether vested or unvested) that you tender with an exercise price of $16.50 or greater have a spread of zero and will be cancelled in the offer with no payment being made to you for those options.

Q: How long will the offer remain open and can the offer period be extended or the offer be terminated prior to that time?

A: The offer will expire at 5:00 p.m., Eastern Standard Time, on February 12, 2004, unless we choose to extend the offer or to terminate the offer before that time or are otherwise required by law to extend the offer; provided, however, that a subsequent offering period may be provided. Subject to applicable laws and the terms we describe in this offer to purchase, we are reserving the right to extend or terminate the offer in our reasonable discretion. If it appears that the merger will not be completed soon after the expiration date, we expect to extend the offer. If we extend the expiration date, we will publicly announce the extension no later than 9:00 a.m., Eastern Standard Time, on the first business day after the previously scheduled expiration date. We will not, however, extend the offer if the merger has been completed before the time of expiration of the offer.

Q:       Are there conditions to the completion of this offer?

A: Yes. While the offer is not conditioned upon a minimum number of optionholders electing to participate in this offer or on any minimum total number of eligible options being tendered, participation in the offer will require an optionholder to tender all of his or her eligible options (including those options with an exercise price of $16.50 or greater) in the offer. The offer is further subject to the conditions described in this offer to purchase, including the completion of the merger. The merger is subject to numerous conditions, which are described in this offer to purchase.

Q:       Why is SCT making the offer?

A: We have entered into a merger agreement with SunGard Data Systems Inc. and Schoolhouse Acquisition Corp. Inc., a wholly owned subsidiary of SunGard Data Systems Inc., pursuant to which SCT will be merged with Schoolhouse Acquisition Corp. Inc. and each outstanding share of SCT common stock will be converted into the right to receive $16.50 in cash. We are making this offer in order to provide a means for our optionholders to receive value for their vested and unvested in-the-money stock options in connection with, and upon completion of, the merger. We are also making this offer in order to reduce the number of SCT stock options that will remain outstanding following the merger, because our 1990 Employees' Stock Option Plan and our 1994 Long-Term Incentive Plan do not unilaterally permit us to terminate the eligible options in the context of a transaction like the merger.

Q:       What happens if the merger agreement is terminated?

A: If the merger agreement is terminated, this offer will become null and void and we will not pay any consideration in exchange for eligible options tendered to us. Under those circumstances, you will continue to hold your eligible options to purchase our common stock under the same terms, conditions and stock option plans as applied before the offer.

Q:       Will our executive officers or directors participate in this offer?

A: The offer is open to all optionholders who hold eligible options, including our board of directors and our executive officers.

Q:       When and how will payment be made?

A: Subject to the terms and conditions of the offer, payment for eligible options purchased will be made promptly after the expiration date.

Q:       How do I participate in the offer and tender my eligible options?

A: If you decide to participate in the offer and tender your eligible options, you must return to us, before the expiration date, a properly signed and completed election form, or a copy of that form, and any other documents required by the election form at the address or facsimile number on the front sheet of this offer to purchase. We may reject any election form delivered to us to the extent that we determine it is not properly completed or to the extent we believe it would be unlawful to accept the tendered eligible options. Although we may later extend, terminate or amend the offer, we currently expect to accept all properly tendered eligible options promptly after the offer expires. If you do not properly complete, sign and deliver to us the election form before the expiration date of the offer, it will have the same effect as if you rejected the offer.

Q:       Do I have to pay a commission if I tender my eligible options?

A: No. We will not require you to pay a commission if you tender your eligible options.

Q:       Can I withdraw my tendered eligible options?

A: Yes. You may withdraw the tender of your eligible options at any time before the expiration date. To withdraw previously tendered eligible options, you must notify us in writing at the address or facsimile number on the front sheet of this offer to purchase. A notice of withdrawal must be signed by you and will result in all of your previously tendered eligible options to be withdrawn from the offer. However, you may tender your eligible options again by following the proper tendering procedures. We may reject any notice of withdrawal delivered to us to the extent that we determine it is not properly completed. If you previously have properly completed, signed and delivered an election form to us and you do not properly complete, sign and deliver to us a notice of withdrawal before the expiration of the offer, it will have the same effect as if you accepted the offer. There will be no withdrawal rights during any subsequent offering period.

Q: What will happen to my eligible options if I do not tender my eligible options in the offer?

A: If you choose not to tender your eligible options, they will remain outstanding in accordance with their original terms and conditions. If the merger is consummated, however, SCT will no longer be a public company and its common stock will no longer be traded on Nasdaq or any other stock market. As a result, your eligible options will be options to purchase shares of common stock of a company:

         o        for which there is no public trading market;

         o which will no longer make filings with the Securities and Exchange Commission; and

         o which will not be required to comply with the Securities and Exchange Commission's rules relating to publicly-held companies.

         If you retain your eligible options following the merger, although you will retain the right to exercise your eligible options to the extent provided by the current terms and conditions of the options, you will not be entitled to receive the cash payment being made under this offer (which provides payment for eligible options regardless of whether they are unvested). Furthermore, you will not receive any payment or other consideration for your options pursuant to the merger agreement. See "Significant Consequences to Non-Tendering Optionholders."

Q: What happens if my eligible options expire prior to the expiration date of the offer?

A: SCT will only accept for cancellation and purchase those eligible options that are still outstanding on the expiration date of the offer. Any option that expires by its terms before the expiration date of this offer will not be considered outstanding, and no payment will be made for those options pursuant to this offer. Because of the possibility that SCT may choose to extend the expiration date of the offer, it is not possible to determine with any certainty when the offer will expire. Accordingly, it is your responsibility to decide whether to exercise any of your eligible options before they expire, whether or not you have tendered them in this offer.

Q:       Can I exercise my eligible options after I have tendered them?

A: Even if you tender your eligible options in this offer, you may still exercise any of your eligible options to purchase SCT common stock at any time up to the expiration date of this offer by following the procedures for exercise set forth in the terms and conditions of your eligible options.

Q: What happens if I exercise my eligible options into SCT common stock prior to the expiration date of the offer?

A: If you exercise your eligible options prior to the expiration date of the offer according to the terms and conditions of your eligible options, even if you have already tendered the options in this offer, you will receive shares of our common stock and you will not receive any payments in this offer. If the merger is then completed and you have not yet sold the shares, each share of SCT common stock that you own will be cancelled in the merger and for each cancelled share you will be entitled to receive $16.50 in cash (unless you successfully assert appraisal rights).

Q:       How will SCT pay for the tendered eligible options?

A: We will pay approximately $13,255,231 if we purchase all of the eligible options that are currently outstanding pursuant to this offer. This amount includes estimated fees and expenses applicable to the offer. We expect to obtain these funds from cash on hand immediately prior to the merger and not from the sources that will be used to fund the merger.

Q: Will I owe any U.S. federal income tax if I tender my eligible options and receive a cash payment in this offer?

A: Yes. If you elect to participate in the offer and your eligible options are accepted for cancellation, and you receive a cash payment for your cancelled eligible options, you will have ordinary compensation income equal to the amount by which $16.50 exceeds the exercise price of your eligible options. Taxes will be withheld from any payment made to you in this offer.

Q: What is the recent market price of the eligible options and the common stock into which the eligible options are exercisable?

A: Because the options generally are not transferable, there is no market price for the eligible options. However, each vested eligible option may be exercised to purchase one share of our common stock at the designated exercise price for that eligible option. On January 7, 2004, the last reported sale price of our common stock was $16.44 per share.

Q: Is there someone with whom I can speak if I have questions about the offer?

A: Yes. You may contact a representative of SCT at the address and the phone number listed on the front sheet of this offer to purchase if you have any questions or requests for assistance or for additional copies of this offer to purchase or the election form.

                           FORWARD LOOKING STATEMENTS

                  This offer to purchase contains forward-looking statements. Statements that are not historical facts, including statements about management's and SCT's beliefs and expectations, are forward-looking statements. Forward-looking statements include statements preceded by, followed by or that include the words "believes," "expects," "anticipates," "plans," "estimates" or similar expressions. These statements include, among others, statements regarding the consummation of this offer and the consummation of the merger and the transactions contemplated by the merger agreement.

                  Forward-looking statements are only predictions and are not guarantees of performance. These statements are based on management's beliefs and assumptions, which in turn are based on currently available information. Forward-looking statements involve risks and uncertainties, which could cause actual results to differ materially from those contained in any forward-looking statement. Many of these factors are beyond SCT's ability to control or predict. Such factors include, but are not limited to, delays in the receipt of necessary financing and third party and governmental consents to complete the merger. SCT does not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or otherwise.

             SIGNIFICANT CONSEQUENCES TO NON-TENDERING OPTIONHOLDERS

                  You should consider the following significant consequences to non-tendering optionholders when making a decision about whether or not to tender your eligible options pursuant to the offer.

                  If you choose not to tender your eligible options in this offer, they will remain outstanding and may continue to be exercised in accordance with their current terms and conditions, but you will not be entitled to receive the cash payment being made under this offer (which provides payment for eligible options regardless of whether they are unvested). Furthermore, you will not receive any payment or other consideration for your options pursuant to the merger agreement.

                  If you exercise your eligible options prior to the expiration date of the offer according to the current terms and conditions of your eligible options, you will receive shares of our common stock and you will not receive any payments in this offer. If the merger is then completed and you have not yet sold the shares, each share of SCT common stock that you own will be cancelled in the merger and for each cancelled share you will be entitled to receive $16.50 in cash (unless you successfully assert appraisal rights).

                  If you choose not to tender your eligible options in this offer and you do not exercise your eligible options before the completion of the merger and the merger is then completed, SCT will no longer be a public company and its common stock will no longer be traded on Nasdaq or any other stock market. As a result, your eligible options will be options to purchase shares of common stock of a company:

                  o        for which there is no public trading market;

                  o which will no longer make filings with the Securities and Exchange Commission; and

                  o which will not be required to comply with the Securities and Exchange Commission's rules relating to publicly-held companies.

                  Your eligible options which are not tendered in this offer or exercised prior to completion of the merger will continue to be subject to any vesting schedule under their current terms. Additionally, pursuant to the terms of the 1994 Long-Term Incentive Plan, we have the right (in our discretion) to terminate all or a portion of any options issued under such plan which are proposed to be exercised by you if we pay you an amount in cash equal to the difference between (i) the fair market value (as determined by us in our sole discretion) of the stock which would otherwise be issuable upon the proposed exercise of the option and (ii) the total exercise price of such proposed option exercise. Therefore, in the event you choose not to tender your eligible options in this offer and decide to exercise any eligible options granted under the 1994 Long-Term Incentive Plan after completion of the merger, your right to receive common stock of SCT will be limited by the foregoing right of SCT to settle the exercise of your options in cash.

                  Moreover, to exercise your eligible options, you would be required to pay in cash: (i) your option exercise price(s), and (ii) income taxes applicable to your option spread. These cash payments would be due even though, at the time of exercise, you may not be able to sell the shares acquired upon option exercise.

                                    THE OFFER

                  Upon the terms and subject to the conditions set forth in this offer to purchase and the accompanying election form, we hereby offer to purchase for cash any and all outstanding options, whether vested or unvested, to purchase our common stock granted under our 1990 Employees' Stock Option Plan and our 1994 Long-Term Incentive Plan. We refer to these stock options in this offer to purchase as the "eligible options." In exchange for each eligible option (whether vested or unvested) held by a person who elects to participate in this offer, unless we terminate the offer prior to the expiration date or the conditions to the offer are not satisfied, we will (1) cancel the eligible option (whether vested or unvested) and (2) pay to the holder of the eligible option the amount by which $16.50 exceeds the exercise price of the eligible option, if any, rounded to the nearest whole cent (also referred to in this offer to purchase as the option's "spread"), reduced in each case by any applicable tax withholding. If you elect to participate in the offer, any eligible options (whether vested or unvested) that you hold with an exercise price of $16.50 or greater have a spread of zero and will be cancelled in the offer with no payment being made to you for those options.

                  The time by which optionholders must tender their eligible options in order to be eligible to receive payment pursuant to the offer will be 5:00 p.m., Eastern Standard Time, on February 12, 2004, unless extended, which we call the "expiration date." Any extension will be announced in a public announcement. We will not, however, extend the offer if the merger has been completed before the time of expiration of the offer. See "Extension, Amendment and Termination of the Offer." Payment for eligible options tendered in accordance with the offer will be made promptly after the expiration date of the offer. See "Acceptance of and Payment for the Eligible Options."

                  To the extent permitted by law, a subsequent offering period of three (3) to twenty (20) business days may be provided. A subsequent offering period, if one is provided, is not an extension of the offering period. A subsequent offering period would be an additional period of time, following the expiration of the offering period, in which optionholders may tender eligible options not tendered during the offering period. If a subsequent offering period is provided, an announcement to that effect will be made no later than 9:00 a.m., Eastern Standard Time, on the next business day after the previously scheduled expiration date. All conditions to the offer must be satisfied or waived prior to the commencement of any subsequent offering period. Eligible options tendered during a subsequent offering period will be accepted for payment and paid for as they are tendered. See "Acceptance of and Payment for the Eligible Options."

Purpose of the Offer

                  This offer is being made in connection with the proposed merger of SCT with Schoolhouse Acquisition Corp. Inc., a Delaware corporation and a wholly owned subsidiary of SunGard Data Systems Inc., pursuant to the merger agreement, dated December 9, 2003, by and between SCT, SunGard Data Systems Inc. and Schoolhouse Acquisition Corp. Inc. See "The Merger - General."

                  We are making this offer to you in connection with the merger agreement in order to provide a means for our optionholders to receive value for their vested and unvested in-the-money stock options in connection with, and upon completion of, the merger. We are also making this offer in order to reduce the number of SCT stock options that will remain outstanding following the merger, since our 1990 Employees' Stock Option Plan and our 1994 Long-Term Incentive Plan do not unilaterally permit us to terminate the eligible options in the context of a transaction like the merger.

Conditions

                  The offer is not conditioned on participation by any minimum number of optionholders in this offer or to any minimum total number of eligible options being tendered. However, participation in the offer will require an optionholder to tender all of his or her eligible options (including those with an exercise price of $16.50 or greater) in the offer, and the offer is conditioned upon, among other conditions, the completion of the merger. The merger is subject to several conditions which are described elsewhere in the offer to purchase. These conditions to the merger are subject to waiver in accordance with the terms of the merger agreement.

                  In addition to the condition that the merger be completed as described above, and subject to the rules under the Securities Exchange Act of 1934, as amended and to which we refer throughout this offer to purchase as the "Exchange Act," we may extend, terminate or amend the offer, if on or before the expiration date, any action or proceeding is threatened or pending that directly or indirectly challenges the making of the offer, or any other event has occurred that, in our reasonable judgment and regardless of the circumstances giving rise to the event or events, makes it inadvisable to proceed with the offer or accept and cancel the eligible options tendered to us. We will not, however, extend the offer if the merger has been completed before the time of expiration of the offer.

                  The conditions referred to above are for our benefit and may be asserted by us regardless of the circumstances, including any action or omission to act by us, giving rise to any condition, and may be waived by us, in whole or in part, at any time and from time to time in our reasonable discretion; provided that the conditions to this offer may not be asserted or waived after the expiration of this offer. Thus, if the conditions have not been met by the time of the expiration of the offer and we do not extend the offer, we will have been deemed to waive such conditions and will be obligated to pay for the tendered eligible options promptly after the expiration of the offer. In some circumstances, if we waive any of the conditions described above, we may be required to extend the expiration date. Any determination by us concerning the events described above will be final and binding on all parties. Notwithstanding the foregoing, we do not expect to waive the foregoing condition relating to the completion of the merger.

Procedures for Tendering Eligible Options

                  For an optionholder to participate in this offer and validly tender eligible options, a properly completed and duly executed election form, or facsimile of the form, with any other required documents, must be received by us at or prior to 5:00 p.m., Eastern Standard Time, on the expiration date at the address or the facsimile number set forth on the front sheet of this offer to purchase, unless we extend the offer beyond that time, in which case you may tender your eligible options at any time until the extended expiration of the offer. We will only accept a paper copy or facsimile of your election form. Delivery by e-mail will not be accepted. You do not need to return your stock option agreement for your eligible options to effectively tender your eligible options in this offer.

                  The tendering of eligible options pursuant to the offer by the procedure set forth above will constitute your acceptance of the terms and conditions of the offer. Our acceptance of the eligible options tendered by you pursuant to the offer will constitute a binding agreement between us and you upon the terms and subject to the conditions of the offer.

                  The method of delivery of the election form and all other required documents is at the election and risk of the submitting holder. Delivery of these documents will be deemed made only when we actually receive them. If a holder chooses to deliver by mail, the recommended method is by registered mail with return receipt requested, properly insured. If a holder chooses to deliver by facsimile, we recommend that the holder confirm our receipt of the facsimile transmission by calling us at the telephone number set forth on the front sheet of this offer to purchase. In all cases, sufficient time should be allowed to ensure timely delivery. No alternative, conditional or contingent tenders of eligible options will be accepted.

                  If you elect to participate in this offer, all of your eligible options will be tendered pursuant to the offer. You are not permitted to tender only some of your options and retain others.

                  All questions as to the form of documents and validity, eligibility (including time of receipt), acceptance for payment and withdrawal of tendered eligible options will be determined by us in our discretion, and our determination will be final and binding. We reserve the right to reject any and all election forms that we determine are not in proper form or the acceptance for payment of or payment for which may, in the opinion of our counsel, be unlawful. We also reserve the right in our discretion to waive any defect or irregularity in the election form of any particular holder, whether or not similar defects or irregularities are waived in the case of other holders. However, if we waive a condition, it will be waived for all holders. Our interpretation of the terms and conditions of the offer, including the instructions in the election form, will be final and binding. We will not be under any duty to give notification of any defects or irregularities in election forms or any notices of withdrawal and will not be liable for failure to give any such notification.

Acceptance of and Payment for the Eligible Options

                  Upon the terms and subject to the conditions of the offer and promptly after the expiration date, we will accept for cancellation and payment all eligible options that, subject to our right to extend, terminate or amend the offer, have not:

                  o        expired before the expiration of this offer; or

                  o been properly withdrawn from this offer by you at or prior to 5:00 p.m., Eastern Standard Time on the expiration date; or

                  o been exercised by you before the expiration of this offer.

                  For purposes of this offer, we will be deemed to have accepted for cancellation and payment all eligible options validly tendered and not expired, exercised or properly withdrawn prior to the expiration date if, as and when we give oral or written notice of our acceptance of the eligible options.

                  Properly tendered eligible options accepted in accordance with the offer will be paid for promptly after the expiration date.

                  If there is a subsequent offering period, all eligible options tendered during the offering period will be accepted for payment and promptly paid for following the expiration thereof and eligible options tendered during a subsequent offering period will be accepted for payment and paid for as they are tendered.

Withdrawal Rights

                  Validly tendered eligible options may be withdrawn at any time at or prior to 5:00 p.m., Eastern Standard Time on the expiration date. If the offer is terminated without any eligible options being purchased, then all election forms received pursuant to this offer will be promptly destroyed or returned to the submitting optionholders. There will be no withdrawal rights during any subsequent offering period for eligible options tendered during any subsequent offering period.

                  For a withdrawal of validly tendered eligible options to be effective, a properly completed and duly executed notice of withdrawal must be received by us at or prior to 5:00 p.m., Eastern Standard Time, on the expiration date at the address or the facsimile number set forth on the front sheet of this offer to purchase. A notice of withdrawal must be signed by you and will result in all of your previously tendered eligible options to be withdrawn from the offer. If we extend the offer beyond the expiration date, you may withdraw your validly tendered eligible options at any time until the extended expiration of the offer and, unless accepted by us, at any time after 40 business days after the date hereof. We will only accept a paper copy or facsimile of your notice of withdrawal. Delivery by e-mail will not be accepted.

                  Neither we nor any other person is obligated to give notice of any defects or irregularities in any notice of withdrawal, nor will anyone incur any liability for failure to give any such notice. We will determine, in our discretion, all questions as to the form and validity (including time of receipt) of notices of withdrawal. Our determination of these matters will be final and binding.

                  Withdrawals of previously tendered eligible options may not be rescinded and any eligible options properly withdrawn will thereafter be deemed not validly tendered for purposes of the offer. Properly withdrawn eligible options may, however, be re-tendered by again following the procedures described above in "Procedures for Tendering Eligible Options" at any time at or prior to 5:00 p.m., Eastern Standard Time, on the expiration date.

                  Withdrawals of tendered eligible options can only be accomplished in accordance with the foregoing procedures.

Extension, Amendment and Termination of the Offer

                  We may at any time and from time to time, extend the period of time during which the offer is open and delay accepting any eligible options tendered by publicly announcing the extension and giving oral or written notice of the extension to the optionholders. We will not, however, extend the offer if the merger has been completed before the time of expiration of the offer. See "Conditions."

                  Prior to the expiration date to terminate or amend the offer, we may postpone accepting eligible options for cancellation and payment if any of the conditions specified above in "Conditions" occurs. In order to postpone accepting or canceling, we must publicly announce the postponement and give oral or written notice of the postponement to the optionholders. Our right to delay accepting eligible options for cancellation and payment is limited by Rule 13e-4(f)(5) under the Exchange Act, which requires that we must pay the consideration offered or return the surrendered eligible options promptly after we terminate or withdraw the offer.

                  As long as we comply with all applicable laws, we may amend the offer in any way, including decreasing or increasing the consideration offered in the offer to optionholders. If it appears that the merger will not be completed soon after the expiration date, we expect to extend the offer. We may amend the offer at any time by publicly announcing the amendment. If we extend the length of time during which the offer is open, the extension must be issued no later than 9:00 a.m., Eastern Standard Time, on the next business day after the last previously scheduled or announced expiration date. Any public announcement relating to the offer will be sent promptly to holders of eligible options in a manner reasonably designed to inform optionholders of the change, which may include the issuance of a press release.

                  If we materially change the terms of the offer or the information about the offer, or if we waive a material condition of the offer, we will extend the offer to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(3) under the Exchange Act. Under these rules, the minimum period an offer must remain open following material changes in the terms of the offer or information about the offer, other than a change in price or a change in percentage of securities sought, will depend on the facts and circumstances. If we decide to increase or decrease what we will pay you for your eligible options, we will publish notice of the action. If the offer is scheduled to expire within ten business days from the date we notify you of such an increase or decrease, we will also extend the offer for a period of at least ten business days after the date the notice is published.

                  If the merger agreement is terminated, this offer will become null and void and we will not pay any consideration in exchange for eligible options tendered to us. Under those circumstances, you will continue to hold your eligible options to acquire our common stock under the same terms, conditions and stock option plans as applied before the offer.

                  SCT will not terminate the offer prior to the expiration date for any reason other than (a) the termination of the merger agreement or (b) the occurrence of any of the events expressly set forth in the section of this offer to purchase entitled "Conditions" above. If SCT terminates the offer prior to the expiration as set forth in the foregoing sentence, SCT will promptly notify each holder of eligible options who has elected to participate in the offer of such termination, and we will promptly return or destroy each election form.

Source and Amount of Funds

                  As of January 7, 2004, there were 3,040,271 total outstanding eligible options to acquire our common stock. Based upon this amount and assuming all of the holders of these eligible options elect to participate in the offer and tender these options in the offer, the maximum aggregate amount of funds that will be required in order for us to pay the total aggregate consideration of the offer and to pay fees and expenses relating to the offer will be approximately $13,255,231. We expect to obtain these funds from our cash on hand immediately prior to the merger and not from the sources that will be used to fund the merger.

Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Eligible Options

                  Our directors and executive officers may participate in the offer with respect to their eligible options, in which event, we will purchase their tendered eligible options on the same terms as any other tendered eligible options. A list of our directors and executive officers is attached to this offer to purchase as Schedule A. As of January 7, 2004, such persons, as a group, beneficially owned a total of 1,033,700 eligible options under the 1990 Employees' Stock Option Plan and the 1994 Long-Term Incentive Plan, which represented approximately 33.95% of all eligible options outstanding as of that date.

                  The following table sets forth information as of January 7, 2004, regarding the number of eligible options held individually by our directors and executive officers.



                                                                                Eligible Options Currently Held
                                                                              ------------------------------------
                                                                                                 Percent of Total
Name                                                                            Number           Eligible Options
----                                                                           --------          -----------------
Michael D. Chamberlain                                                         346,000                  11.37%
Thomas I. Unterberg                                                                  0                      --
Gabriel A. Battista                                                                  0                      --
Allen R. Freedman                                                                    0                      --
Robert M. Gavin, Jr.                                                                 0                      --
Eric Haskell                                                                   336,000                  11.04%
Richard A. Blumenthal                                                          311,700                  10.24%
Debra Isenberg                                                                       0                      --
Martin Ringle                                                                        0                      --
Brian Madocks                                                                   40,000                   1.31%
All current executive officers and directors as a group (10 persons)         1,033,700                  33.95%



                  Neither SCT nor any of its directors or executive officers engaged in transactions involving the eligible options during the 60 days prior to the commencement of the offer.

                  For additional information regarding all agreements, arrangements and understandings with respect to any of our securities involving any of our executive officers and directors, you should read the sections of our definitive proxy statement regarding the merger agreement and our other filings with the SEC that are referred to in this offer to purchase. See "Available Information." In addition, except as otherwise described or referred to above, neither we nor, to our knowledge, any of our executive officers or directors is a party to any agreement, arrangement or understanding with respect to any of our securities, including, but not limited to, any agreement, arrangement or understanding concerning the transfer or the voting of any of our securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations.

Status of Eligible Options Acquired By Us in the Offer; Accounting Consequences of the Offer

                  All eligible options that we acquire in connection with the offer will be cancelled. Concurrently with the consummation of the merger, we will account for the payments made to optionholders in connection with the offer as compensation expense in our income statement for the period ended immediately prior to the closing of the merger.

Legal Matters and Regulatory Approvals

                  We are not aware of any license or regulatory permit that appears to be material to our business that might be adversely affected by the offer, or of any approval or other action by any government or regulatory authority or agency that is required for the acquisition, ownership or cancellation of the eligible options as described in the offer or the payment for tendered eligible options. If any other approval or action should be required, we presently intend to seek the approval or take the action. This could require us to delay the acceptance of eligible options tendered to us. We may not be able to obtain any required approval or take any other required action. Our obligation under the offer to accept tendered eligible options for cancellation and payment is subject to the conditions described in "Conditions."

Fees and Expenses

                  We will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of eligible options pursuant to this offer. Our directors, officers and employees, who will not be specifically compensated for such services, may contact holders by mail, telephone, telex, telegram, email and in person regarding the offer.

Appraisal Rights

                  Holders of eligible options do not have any appraisal or dissenters' rights under the Delaware General Corporation Law in connection with the offer. Optionholders who exercise their eligible options prior to the completion of the merger may be entitled to seek appraisal rights with respect to the shares acquired upon such option exercise under Section 262 of the Delaware General Corporation Law. You should read Annex C of the definitive proxy statement and the section of that proxy statement entitled "Dissenting Stockholder Appraisal Rights."

Market and Trading Information

                  There is no established trading market for the eligible options. However, our common stock is currently listed for quotation on the Nasdaq National Market under the symbol "SCTC." The following table sets forth the high and low sale prices for shares of our common stock, as reported on Nasdaq, for the periods listed.


Year ended September 30, 2004                              HIGH           LOW
------------------------------                            ------         ------
2nd quarter (through January 7, 2004)                     16.46          16.24
1st quarter                                               16.47          10.32

Year ended September 30, 2003                              HIGH           LOW
-----------------------------                             ------         ------
4th quarter                                               13.87           8.80
3rd quarter                                                9.25           6.54
2nd quarter                                                9.90           6.25
1st quarter                                               10.68           6.84

Year ended September 30, 2002                              HIGH           LOW
-----------------------------                             ------        ------
4th quarter                                               13.35           5.78
3rd quarter                                               15.96          12.20
2nd quarter                                               13.69           8.61
1st quarter                                               13.00           8.65

                  On January 7, 2004, the closing sale price for our common stock as reported on Nasdaq was $16.44 per share. You are urged to obtain current market quotations for our common stock before making any decision with respect to the offer.

                                   THE MERGER

General

                  We are making this offer in connection with our proposed merger of Schoolhouse Acquisition Corp. Inc., a wholly owned subsidiary of SunGard Data Systems Inc., with and into SCT. Pursuant to the merger agreement, dated December 9, 2003, our stockholders at the time of the merger, other than those stockholders who have perfected appraisal rights, will receive $16.50 in cash for each share of our common stock that they own. As a result of this merger, all of our outstanding common stock will be owned by the current stockholders of Schoolhouse Acquisition Corp. Inc.

Conditions to the Completion of the Merger

                  Mutual Conditions to Closing. Each of SunGard Data Systems Inc., Schoolhouse Acquisition Corp. and SCT is required to complete the merger only if specific conditions are satisfied or waived, including, but not limited to, the following:

                  - the merger agreement and merger have been approved and adopted by the requisite vote of SCT's stockholders; and

                  - no temporary restraining order, preliminary or permanent injunction or other court order or other legal restraint or prohibition preventing the consummation of the merger shall be in effect and there is no law enacted or deemed applicable to the merger that makes consummation of the merger illegal.

                  Conditions to the Obligations of SunGard Data Systems Inc. and Schoolhouse Acquisition Corp. Inc. The obligations of SunGard Data Systems Inc. and Schoolhouse Acquisition Corp. Inc. to effect the merger are subject to satisfaction or waiver at or prior to the closing of the merger of, among other things, the following conditions:

                  - each of the representations and warranties made by us in the merger agreement shall be true and correct, subject to the materiality qualifications provided for in the merger agreement;

                  - SCT shall have performed and complied, in all material respects, with each material covenant and agreement contained in the merger agreement and required to be performed or complied with by it;

                  - since December 9, 2003, no material adverse effect shall have occurred with respect to SCT;

                  - any waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended shall have expired or been terminated (early termination of the waiting period was received on January 6, 2004), and any other applicable antitrust law or regulation or other law shall have expired or been terminated, and any consent required under any applicable antitrust law or regulation or other law shall have been obtained;

                  - there shall not be pending any proceeding in which a governmental body is a party or otherwise involved, and neither SunGard Data Systems Inc. nor SCT shall have received a communication from any governmental body in which such governmental body indicates the intention of commencing any proceeding or taking any other action: (a) challenging or restraining the consummation of the merger; (b) relating to the merger and seeking to obtain from SunGard Data Systems Inc. or SCT any damages or equitable relief that may be material to SunGard Data Systems Inc. or SCT; (c) seeking to prohibit or limit in any material respect SunGard Data Systems Inc.'s or Schoolhouse Acquisition Corp. Inc.'s ability to vote, receive dividends with respect to or otherwise exercise ownership with respect to the stock of SCT or the surviving corporation; (d) that could materially and adversely affect the right of SunGard Data Systems Inc. or SCT to own its assets or operate its business; or (e) seeking to compel either of SCT or SunGard Data Systems Inc. to dispose of or hold separate any material assets as a result of the merger or any of the other transactions contemplated by the merger agreement;

                  - there shall not be pending any proceeding in which, in the reasonable judgment of SunGard Data Systems Inc., there is a reasonable likelihood of an outcome that would have a material adverse effect on SCT or a material adverse effect on SunGard Data Systems Inc.
                           (a) challenging or restraining the consummation of the merger; (b) relating to the merger and seeking to obtain from SunGard Data Systems Inc. or SCT any damages or equitable relief that may be material to SunGard Data Systems Inc. or SCT; (c) seeking to prohibit or limit in any material respect SunGard Data Systems Inc.'s or Schoolhouse Acquisition Corp. Inc.'s ability to vote, receive dividends with respect to or otherwise exercise ownership with respect to the stock of SCT or the surviving corporation; or (d) that would materially and adversely affect the right of SunGard Data Systems Inc. or SCT to own the assets or operate the business of SCT;

                  - the merger agreement shall not have been terminated in accordance with its terms;

                  - SunGard Data Systems Inc. and Schoolhouse Acquisition Corp. Inc. shall be reasonably satisfied that the stockholder rights agreement, dated as of April 13, 1999, between SCT and ChaseMellon Shareholder Services L.L.C., as amended, and the preferred stock purchase rights issued under that agreement, are inapplicable to the merger;

                  - the total number of shares of SCT common stock dissenting from the merger (under applicable Delaware law) shall not exceed 10% of the outstanding shares of SCT common stock at the effective time of the merger; and

                  - all of SCT's outstanding 5% convertible subordinated debentures shall have been redeemed in full.

                  Conditions to the Obligations of SCT. The obligations of SCT to effect the merger are subject to satisfaction or waiver at or prior to the closing of the merger of, among other things, the following conditions:

                  - each of SunGard Data Systems Inc.'s representations and warranties contained in the merger agreement shall be true and correct as required by the merger agreement, except where any failure does not have a material adverse effect on SunGard Data Systems Inc.'s or Schoolhouse Acquisition Corp. Inc.'s ability to consummate the merger;

                  - SunGard Data Systems Inc. shall have complied, in all material respects, with all covenants contained in the merger agreement, except where its noncompliance does not have a material effect on the ability of SunGard Data Systems Inc. or Schoolhouse Acquisition Corp. Inc. to consummate the merger; and

                  - all waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, relating to the merger and the other transactions contemplated by the merger agreement will have expired or terminated early (early termination of the waiting period was received on January 6, 2004), and any consent required under any other applicable antitrust law or regulation or other law shall have been obtained if the failure to obtain such consent would both: (a) materially and adversely affect SunGard Data Systems Inc. and SCT and its subsidiaries and (b) reasonably be expected to result in the prohibition of the consummation of the merger.

                  CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES

                  The following describes the material U.S. federal income tax consequences of the eligible option tender offer to individuals who were granted their eligible options in connection with the performance of services. Unless otherwise indicated, this discussion addresses tax consequences to citizens or residents of the United States. This discussion does not address all aspects of U.S. federal income taxes and does not deal with foreign, state and local tax consequences that may be relevant to you in light of your personal circumstances. Furthermore, the discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended, and the regulations, rulings and judicial decisions promulgated thereunder as of the date hereof, and these authorities may be repealed, revoked or modified, possibly retroactively, so as to result in U.S. federal income tax consequences different from those discussed below. If you are considering tendering your eligible options, you should consult your own tax advisor concerning the U.S. federal income tax consequences in light of your particular situation as well as any tax consequences arising under the laws of any other taxing jurisdiction.

                  Consequences to optionholders who tender their eligible options in the offer: If you tender your eligible options in the offer and your eligible options are accepted for cancellation, you will have ordinary compensation income equal to the amount by which $16.50 exceeds the exercise price of your eligible options. If you received your options in connection with your employment by SCT or any affiliate, the amount payable to you in the offer will be subject to U.S. federal, and possibly also state and local, withholding.

                  Consequences to optionholders who do not tender their eligible options in the offer: If you do not tender your eligible options in the offer, you will not have any current tax consequences as a result of the offer.

                      INFORMATION REGARDING PROXY STATEMENT

                  In connection with SCT's solicitation of proxies with respect to its special meeting of stockholders concerning the proposed merger, SCT will file a definitive proxy statement with the SEC and, if you are an SCT stockholder, will furnish you with a copy of the definitive proxy statement. You will be able to obtain a free copy of the definitive proxy statement (when available) and other relevant documents filed with the SEC from the SEC's website at www.sec.gov. You may also obtain a free copy of the definitive proxy statement and other documents (when available) by directing a request by mail or telephone to Systems & Computer Technology Corporation, Great Valley Corporate Center, 4 County View Road, Malvern, Pennsylvania 19355, Attention: Mary Ellen Roth, Telephone: (610) 578-5206.

                  AS IN ALL PROXY MATTERS, THE DEFINITIVE PROXY STATEMENT SHOULD BE READ CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER. YOU ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS RELATING TO THE PROPOSED MERGER WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

                  SCT and its directors may be deemed to be "participants" in the solicitation of proxies from SCT stockholders in favor of the merger agreement. Information regarding the persons who may be considered "participants" in the solicitation of proxies is set forth in the definitive proxy statement referenced below.

                              AVAILABLE INFORMATION

                  This offer to purchase is a part of a Tender Offer Statement on Schedule TO that we have filed with the SEC. This offer to purchase does not contain all of the information contained in the Schedule TO and the exhibits to the Schedule TO. We recommend that you review the Schedule TO, including its exhibits, and the materials described in the following paragraph that we have filed with the SEC before making a decision on whether to tender your eligible options.

                  We also file annual, quarterly and special reports, proxy statements, including the proxy statement that will be mailed to our stockholders in connection with the special meeting to be held to vote upon adoption of the merger agreement, and other information with the SEC. Such reports, proxy statements and other information contain additional information about us. You may read and copy any reports, statements or other information filed by us at the SEC's Public Reference Room at Judiciary Plaza, 450 Fifth Street, N.W., Room 2120, Washington D.C. 20549. Copies of such materials may also be obtained upon payment of the SEC's customary charges, from the SEC's Public Reference Room at Judiciary Plaza, 450 Fifth Street, N.W., Washington D.C. 20549. Information about the operation of this public reference room can be obtained by calling the SEC at 1-800-SEC-0330. The SEC also maintains a Web site at http://www.sec.gov that contains reports, proxy statements and information statements and other information regarding registrants, including SCT, that file electronically with the SEC.

                  Additional information concerning SCT may be found in the following documents filed by us with the SEC under the Exchange Act:

                  - our Annual Report on Form 10-K for the year ended September 30, 2003, filed December 24, 2003;

                  -        our Current Report on Form 8-K filed December 10,
                           2003;

                  - our Definitive Proxy Statement on Schedule 14A filed January 8, 2004, as amended; and

                  - our Tender Offer Statement on Schedule TO filed January 9, 2004.

                                   SCHEDULE A

                    INFORMATION CONCERNING THE DIRECTORS AND
         EXECUTIVE OFFICERS OF SYSTEMS & COMPUTER TECHNOLOGY CORPORATION

       NAME                                             POSITION AND OFFICES HELD
       ----                                             -------------------------
Michael D. Chamberlain                        Director, Chief Executive Officer and President
Eric Haskell                                  Director; Executive Vice President, Finance & Administration; Treasurer;
                                              and Chief Financial Officer
Gabriel A. Battista                           Director
Allen R. Freedman                             Director
Robert M. Gavin, Jr.                          Director
Debra Isenberg                                Director
Martin Ringle                                 Director
Thomas I. Unterberg                           Director
Richard A. Blumenthal                         Executive Vice President, General Counsel and Secretary
Brian Madocks                                 Executive Vice President, Field Operations

                  The business address of each director and executive officer of SCT is c/o Systems & Computer Technology Corporation, Great Valley Corporate Center, 4 Country View Road, Malvern, Pennsylvania 19355.

                                                                  Exhibit (a)(2)

                    SYSTEMS & COMPUTER TECHNOLOGY CORPORATION

                       ELECTION TO TENDER ELIGIBLE OPTIONS
                       PURSUANT TO THE OFFER TO PURCHASE,
                              DATED JANUARY 9, 2004

TO:               Systems & Computer Technology Corporation
                  Great Valley Corporate Center
                  4 Country View Road
                  Malvern, Pennsylvania 19355
                  Attention:  Mary Ellen Roth

                  I have received and read the Offer to Purchase, dated January 9, 2004, and this Election to Tender Eligible Options (the "election form" which, together with the offer to purchase, as they may be amended from time to time, constitutes the "offer"). All terms used in this election form but not defined shall have the meaning ascribed to them in the offer to purchase.

                  I understand and acknowledge that:

- Subject to the terms and conditions of the offer, I may tender my eligible options to SCT for a cash payment (minus tax withholding) described in the offer to purchase prior to the expiration of the offer at 5:00 p.m., Eastern Standard Time, February 12, 2004, as the same may be extended.

- SCT's acceptance of the eligible options that I have tendered pursuant to the offer will constitute a binding agreement between SCT and me upon the terms and subject to the conditions of the offer. Upon SCT's acceptance of the eligible options that I have tendered pursuant to the offer, the eligible options shall be purchased and cancelled, and I shall have no right to exercise my eligible options to purchase SCT common stock under the terms and conditions of such eligible options after the date of SCT's acceptance.

- Under the circumstances set forth in the offer, SCT may terminate or amend the offer and postpone its purchase and cancellation of my tendered eligible options.

- Upon the expiration of the offer, the satisfaction of all of the conditions to the offer and SCT's acceptance of the tender of my eligible options, a cash payment will be made to me for my properly tendered eligible options with an exercise price of less than $16.50 that have not:

                  o        expired before the expiration of this offer; or

                  o        been properly withdrawn from this offer by me; or

                  o been exercised by me before the expiration of this offer.

- I have certain rights pursuant to the terms and conditions of the offer to withdraw any eligible options that I tender, and I have the right to exercise any of my eligible options before the expiration of the offer even if I have already tendered them in the offer.

- I will not receive any payment pursuant to this offer for any eligible option that I hold that expires by its terms before expiration of this offer, and I will lose the value of any in-the-money eligible option that expires. Because of the possibility that SCT may choose to extend the expiration date of the offer, it is not possible to determine with any certainty when the offer will expire. Accordingly, I understand that it is my responsibility to decide whether to exercise any of my eligible options before they expire.

- If I elect to participate in this offer, any eligible options that I hold with an exercise price of $16.50 or greater will be cancelled in this offer and I will not receive any payment for these eligible options, as these eligible options have a "spread" equal to zero.

- The amount by which $16.50 exceeds the exercise price of my eligible options will represent ordinary income, and the amount of the cash payment actually delivered to me will reflect required tax withholdings by SCT.

- SCT has advised me to consult with my own advisors as to the consequences of participating or not participating in the offer.

                  If you wish to tender any or all of your eligible options, sign and date page 4 of this election form, then detach and return pages 3 and 4 to the following address no later than the expiration date:

                    Systems & Computer Technology Corporation
                          Great Valley Corporate Center
                               4 Country View Road
                           Malvern, Pennsylvania 19355
                           Attention: Mary Ellen Roth

                           (610) 578-5206 (telephone)
                           (610) 578-7411 (facsimile)

                  Please direct any questions or requests for assistance, as well as requests for additional copies of the offer to purchase or this election form, to Mary Ellen Roth at the above address and telephone number. The method by which you deliver any required document is at your option and risk, and the delivery will be made only when actually received by SCT, including by means of hand delivery to Mary Ellen Roth at the above address. If you elect to deliver your documents by mail, we recommend that you use registered mail with return receipt requested. In all cases, you should allow sufficient time to ensure timely delivery prior to the expiration date.

                       ELECTION TO TENDER ELIGIBLE OPTIONS
                            BY [INSERT EMPLOYEE NAME]

                  According to the records of SCT, the following eligible option grants have been made to you and remain outstanding in the amounts indicated. If you have any questions regarding the grants listed below or the amount of eligible options outstanding, please contact Mary Ellen Roth at (610) 578-5206

                  If you elect to participate in this offer, all of your eligible options will be tendered pursuant to the offer. You are not permitted to tender only some of your options and retain others.

                  You will only receive a cash payment for in-the-money eligible options that have not expired before the expiration of the offer. See "The Offer
- Acceptance of and Payment for the Eligible Options" in the offer to purchase.


    Total Cash Payment:                                           $_______________

    ---------------- -------------- ------------------- --------------- ---------------
           A               B                C                 D               E
    ---------------- -------------- ------------------- --------------- ---------------
                        Option
        Option         Exercise         Options         Cash Payment      Total Cash
         Date            Price       Outstanding (1)    Per Option (2)    Payment (2)
    ---------------- -------------- ------------------- --------------- ---------------

    ---------------- -------------- ------------------- --------------- ---------------

    ---------------- -------------- ------------------- --------------- ---------------

    ---------------- -------------- ------------------- --------------- ---------------

    ---------------- -------------- ------------------- --------------- ---------------


                  (1) Represents the total number of shares for which the eligible option grant remains outstanding (i.e., the total number of shares for which the eligible option has not been exercised).

                  (2) This cash payment will be made upon completion of this offer only if the eligible option has been tendered, has not been exercised, and has not expired before the expiration of the offer.

                  By signing and returning this election form, I represent and warrant to SCT that:

- I have full power and authority to tender the foregoing for purchase and cancellation and that, when and to the extent such eligible options are accepted by SCT, such eligible options will be free and clear of all security interests, liens, restrictions, charges, encumbrances, conditional sales agreements or other obligations relating to the sale or transfer thereof, other than pursuant to the applicable eligible option agreements, and such eligible options will not be subject to any adverse claims.

- Upon request, I will execute and deliver any additional documents deemed by SCT to be necessary or desirable to complete the purchase and cancellation of the options that I am tendering.

- I have read and agree with the understandings and acknowledgments set forth on pages 1 and 2 of this election form.

                  The undersigned, intending to be legally bound, has executed this Election to Tender Eligible Options as of the date indicated below.



_____________________________________          Date:____________________ , 2004
Signature of Holder

This election form must be signed by the holder of the eligible options. SCT will not accept any alternative, conditional or contingent elections.

                                                                  Exhibit (a)(3)

                                [SCT LETTERHEAD]

                                 January 9, 2004

Dear SCT Employee:

                  As you are aware, SCT has entered into a merger agreement with SunGard Data Systems Inc. and Schoolhouse Acquisition Corp. Inc., a wholly owned subsidiary of SunGard Data Systems Inc. Pursuant to the terms of the merger agreement, each outstanding share of SCT common stock will be converted into the right to receive $16.50 in cash.

                  In the merger agreement, we agreed to use our commercially reasonable efforts to provide that each outstanding option to purchase SCT common stock granted under our 1990 Employees' Stock Option Plan and our 1994 Long-Term Incentive Plan (collectively, "eligible options") is surrendered in exchange for a cash payment equal to the amount by which $16.50 exceeds the exercise price of each eligible option, if any, reduced in each case by any applicable tax withholding. As a result of this provision of the merger agreement, we are making this offer to purchase your eligible options under the terms described in the offer to purchase that accompanies this letter.

                  The offer to purchase contains detailed information about the offer, including a detailed set of questions and answers. Please read the materials carefully since they contain important information about how to surrender your eligible options for payment. Please note that the deadline for us to receive your signed election form is 5 p.m., Eastern Standard Time, on February 12, 2004, unless the offer is extended.

                  The enclosed election form lists your individual holdings of options that are eligible to be tendered in the offer and the cash payment being offered in exchange for such eligible options. Any cash payment made for your eligible options would be subjedct to tax withholding.

                  We recommend that you elect to tender your eligible options.

                  If you have any questions concerning the program, please contact Mary Ellen Roth, Treasury Assistant, at (610) 578-5206.

                                       Sincerely,

                                       ______________
                                       Eric Haskell
                                       Executive Vice President, Finance &
                                       Administration; Treasurer; and
                                       Chief Financial Officer

                                                                  Exhibit (a)(4)

                          Form of Notice of Withdrawal

                    Systems & Computer Technology Corporation

                    Withdrawal of Previously Tendered Options

             Pursuant to the Offer to Purchase Dated January 9, 2004

                 THE WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M.,
    EASTERN STANDARD TIME, ON FEBRUARY 12, 2004, UNLESS THE OFFER IS EXTENDED

                  All terms used in this withdrawal letter (the "Withdrawal Letter") but not defined herein shall have the meanings ascribed to them in the Offer to Purchase. This Withdrawal Letter is for use by option holders who previously tendered their eligible options.

                  Pursuant to the terms and subject to the conditions of the Offer to Purchase dated January 9, 2004, the Election to Tender Eligible Options previously submitted to Systems & Computer Technology Corporation ("SCT"), and this Withdrawal Letter, the optionholder completing this form hereby withdraws the tender of all eligible options that he or she previously tendered pursuant to the Offer to Purchase and the Election to Tender Eligible Options.

                  The optionholder completing this form understands, acknowledges and agrees that:

                  *subject to the terms and conditions of the offer, the optionholder may withdraw the tender of tendered eligible options prior to 5:00 p.m., Eastern Standard Time, on February 12, 2004;

                  *he or she may not rescind any withdrawal, and will not be deemed to properly accept the offer after any valid withdrawal, unless he or she properly re-tenders his or her eligible options before the expiration of the offer by the following the procedures described in the Offer to Purchase;

                  *he or she must withdraw from the offer with respect to all his or her tendered eligible options, and may not withdraw from the offer with respect to only a portion of his or her tendered eligible options. All such withdrawn options will remain outstanding pursuant to their current terms and conditions, including their current exercise prices and vesting schedule;

                  *neither SCT nor any other person is obligated to give notice of any defects or irregularities in any Withdrawal Letter, nor will anyone incur any liability for failure to give any such notice. SCT will determine, in its sole discretion, all questions as to the form and validity, including time of receipt, of Withdrawal Letters. SCT's determination of these matters will be final and binding on all parties;

                  *all authority herein conferred or agreed to be conferred shall not be affected by, and shall survive, the optionholder's death or incapacity, and all of such optionholder's obligations hereunder shall be binding upon his or her heirs, personal representatives, successors and assigns. As stated above, this Withdrawal Letter may not be rescinded; and

                  *he or she agrees to all of the terms and conditions of the offer and this Withdrawal Letter.

                  This Withdrawal Letter must specify the name of the optionholder who is withdrawing from the offer and must be signed by the optionholder who submitted the Election to Tender Eligible Options.

                  Important: To validly withdraw from the offer, SCT must receive, at the address set forth below, the signature page to this Withdrawal Letter, or a facsimile thereof to the number set forth below, properly completed and signed by the optionholder, while he or she still has the right to withdraw from the offer.

                    Systems & Computer Technology Corporation
                          Great Valley Corporate Center
                               4 Country View Road
                           Malvern, Pennsylvania 19355
                           Attention: Mary Ellen Roth

                           (610) 578-5206 (telephone)
                           (610) 578-7411 (facsimile)

                  The method by which the optionholder delivers any required document is at the optionholder's option and risk, and the delivery will be deemed made only when actually received by SCT. If the optionholder elects to deliver the optionholder's documents by mail, SCT recommends using registered mail with return receipt requested. In all cases, the optionholder should allow sufficient time to ensure timely delivery prior to the expiration date.

                      ELECTION TO WITHDRAW TENDERED OPTIONS

                  Set forth below is information regarding eligible options the optionholder wishes to withdraw (attach additional sheets, if necessary). Note that all eligible options previously tendered by the optionholder must be withdrawn from the offer.


------------------------------ ---------------------------- ----------------------------- ----------------------------
                                                                   Total Number of
                                                                Outstanding Eligible
   Date of Eligible Option      Exercise Price of Eligible     Options Subject to Grant         Number of Eligible
            Grant                Options Subject to Grant               (1)                   Options to be Tendered
------------------------------ ---------------------------- ----------------------------- ----------------------------

------------------------------ ---------------------------- ----------------------------- ----------------------------

------------------------------ ---------------------------- ----------------------------- ----------------------------

------------------------------ ---------------------------- ----------------------------- ----------------------------

------------------------------ ---------------------------- ----------------------------- ----------------------------

------------------------------ ---------------------------- ----------------------------- ----------------------------

------------------------------ ---------------------------- ----------------------------- ----------------------------

(1) Represents the total number of shares for which the option grant remains outstanding (i.e., the total number of shares for which the option grant has not been exercised).

                  Total Number of Options to be Withdrawn: ___________
                           Date:____________, 2004
                           Name:
                           Spouse (if any):
                           Date:____________, 2004
                           Name:



                  I have read and agree with the understandings and acknowledgments set forth on pages 1-3 of this election form.



______________________________________         Date:____________________, 2004
Signature of Holder


This Withdrawal Letter must be signed by the option holder. SCT will not accept any alternative, conditional or contingent elections.